

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2018

Michael Mathews
Chief Executive Officer
Aspen Group, Inc.
1660 S Albion Street, Suite 525
Denver, CO 80222

Re: Aspen Group, Inc.
Registration Statement on Form S-3
Filed April 11, 2018
File No. 333-224230

Dear Mr. Mathews:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 with any questions.

Division of Corporation Finance
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